1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 13, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

To announce the differences between TSMC’s 2014 consolidated financial statements on the basis of Taiwan-IFRSs and IFRSs as issued by the IASB.

1.	Under International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (Taiwan-IFRSs), Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) reported consolidated net income attributable to shareholders of the parent of New Taiwan Dollars (NT$)263,899 million, basic and diluted earnings per share of NT$10.18 in 2014, total assets of NT$1,495,134 million, total liabilities of NT$449,458 million, noncontrolling interests of NT$127 million, and equity attributable to shareholders of the parent of NT$1,045,549 million as of December 31, 2014.

2.	For the purpose of filing the annual report on Form 20-F with the U.S. Securities and Exchange Committee, TSMC prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and reported consolidated net income attributable to shareholders of the parent of NT$254,301 million, basic and diluted earnings per share of NT$9.81 in 2014, total assets of NT$1,494,853 million, total liabilities of NT$472,492 million, noncontrolling interest of NT$127million, and equity attributable to shareholders of the parent of NT$1,022,234 million as of December 31, 2014.

3.	The major differences between TSMC’s 2014 consolidated financial statements on the basis of Taiwan-IFRSs and IFRSs as issued by the IASB were the timing of the recognition of 10% income tax on unappropriated earnings and the accounting for retirement benefit plan.